Amorfix
Life Sciences Ltd

082-35057

RECEIVED
2008 MAR 12 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 10, 2008

08001203

Elliot Staffin
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
MAILSTOP: ROOM 3628

SUPPL

Re: Amorfix Life Sciences Ltd. Filings

Dear Mr. Staffin,

Please find enclosed copies of our recent filings/press releases.

Yours truly,

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

Sarah Glofcheskie

Enclosures

3/12

Amorfix Life Sciences Ltd, 3403 American Drive, Mississauga, ON, L4V 1T4
Tel: 416-847-6898, Fax: 416-847-6899, www.amorfix.com

amorfix
Life Sciences Ltd

RECEIVED
2008 MAR 12 A 11:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE
FOR IMMEDIATE RELEASE

TSX: AMF

AMORFIX PRESENTS RESULTS FROM BRITISH BLINDED PANEL OF SPIKED HUMAN BLOOD SAMPLES

TORONTO, ON, February 11, 2008 – Amorfix Life Sciences Ltd. presented today the decoded results of a blinded panel of spiked human blood samples, tested by Amorfix's EP-vCJD™ assay, at the 12th Annual Transmissible Spongiform Encephalopathies international conference. The samples had been provided by the British National Institute for Biological Standards and Control (NIBSC).

"The results show we have significantly improved our EP-vCJD™ assay which was 10 times more sensitive in this more-extensive blinded panel compared to the initial panel," said Dr. George Adams, Chief Executive Officer, Amorfix. "In addition, we have now developed a potential confirmatory assay which is 20 times more sensitive again and may be able to verify any contaminated blood donation many years before the donor has symptoms of the disease."

The British Government has confirmed, the screening test, EP-vCJD™, was able to detect with 100% accuracy spiked blood samples up to a 1:1,000,000 (1:100,000 of 10% homogenate) dilution of vCJD brain in blood. This sensitivity was 10 times better than the previous blinded panel results obtained with an earlier version of the assay and confirms Amorfix's internal testing program. In addition, the assay was able detect with 100% accuracy spiked blood samples up to a dilution of 1:10,000 (1:1000 dilution of 10% homogenate) of vCJD spleen. Spleen has a lower amount of prions that are believed to be similar to prions in the blood of people infected with vCJD.

In addition, a test that uses larger volumes of blood has been developed and can detect a 1:20,000,000 (1:2,000,000 of a 10% homogenate) dilution of brain in blood. This test could be used to verify the initial positive reaction of the screening assay and confirm the results. The blood transfusion services worldwide require a very sensitive and specific assay for vCJD.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection™ (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to

Amorfix Life Sciences Ltd

WORLD ECONOMIC FORUM
Technology Pioneer 2007

RECEIVED
2008 FEB 12 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE
FOR IMMEDIATE RELEASE

TSX: AMF

AMORFIX ANNOUNCES THIRD QUARTER FISCAL 2008 RESULTS

- For the three and nine months ended December 31, 2007 -

TORONTO, Ontario – February 8, 2008 – Amorfix Life Sciences (TSX: AMF), a company focused on treatments and diagnostics for brain-wasting diseases, today reported its third quarter operating results and provided an update on the Company's diagnostic and therapeutic programs.

"Our progress during the third quarter demonstrates that our platform continues to generate an expanding range of therapeutic and diagnostic products for brain-wasting diseases. In particular, based on new work by our scientific team led by Dr. Neil Cashman, we have discovered that the misfolded SOD1 protein that is found in ALS patients is also found in the brain of Alzheimer's patients," said Dr. George Adams, President & Chief Executive Officer of Amorfix Life Sciences. "This new work, together with our ongoing vCJD and ALS programs, provides multiple potential products for Amorfix from both a therapeutic and diagnostic perspective."

Therapeutic Development Highlights

- Amorfix announced the discovery of misfolded superoxide dismutase-1 (SOD1) protein in the brain of Alzheimer's Disease patients which suggests that SOD1 is a common link between Alzheimer's and Amyotrophic Lateral Sclerosis (ALS). This breakthrough represents a new approach and a novel target in the search for an effective therapeutic for Alzheimer's through specifically recognizing misfolded SOD1 proteins and neutralizing their toxic activity.

- Amorfix continued to advance its research targeting misfolded SOD1 proteins in ALS patients through the development of its vaccine program and antibody program. The Company is on schedule to meet the second of three development milestones in accordance with its agreement with Biogen Idec. Amorfix has initiated a preclinical program and expects to select a lead agent from multiple candidates in the second half of 2008.

Diagnostic Development Highlights

- Subsequent to quarter-end, the UK National Institute for Biological Standards and Control (NIBSC) established the process to verify the performance of an acceptable blood test for vCJD. Based on the performance of its EP-vCJD™ assay, Amorfix received and accepted an invitation from the British government to further qualify the assay using British blood samples. The NIBSC will provide blood samples from scrapie-infected sheep, normal human controls and patients with vCJD. Until this announcement, it was not clear whether human vCJD blood samples would be available for use in validating a blood test for vCJD. As a result of this opportunity to access human vCJD samples, the Company plans to concentrate its efforts on this clinical validation process prior to completing the final steps of the self-declared CE Mark process.

- Amorfix recently completed testing for scrapie prions in a blinded panel of sheep blood samples and is currently developing a diagnostic test for scrapie in sheep to support the vCJD diagnostic assay commercialization while evaluating the commercial potential for a veterinary diagnostic test.

Financial Results

For the three months ended December 31, 2007 the Company reported a net loss of $1,477,264 ($0.04 per share) compared to a net loss of $863,378 ($0.03 per share) for the comparable period. For the nine months ended December 31, 2007 the Company reported a net loss of $5,269,542 ($0.13 per share) compared to a net loss of $2,404,221 ($0.08 per share) for the nine months ended December 31, 2006.

Research and development expenses for the three and nine months ended December 31, 2007 were $659,421 and $2,581,678 higher, respectively, than the comparable prior year periods. The increase in research and development costs related to: higher vCJD program expenses associated with scale up and commercialization, and development of the sheep scrapie diagnostic assay; costs of the ALS therapeutic program where the Company demonstrated a therapeutic effect with both passive and active immunotherapy in pilot studies using an ALS mouse model and has now initiated larger preclinical mouse studies; costs of an expanded AD diagnostic program in the current fiscal periods; and the initiation of the AD therapeutic program.

General and administration costs for the three months ended December 31, 2007 were $190,064, a decrease of $28,788 over the comparable period and for the nine months ended December 31, 2007 were $975,762 an increase of $411,479 over the comparable period. Higher expenses for the nine months ended December 31, 2007 resulted mainly from increased legal and exchange filing fees associated with graduating to the TSX exchange, and higher stock-based compensation and investor relations expenses.

Cash burn (cash used in operating activities) was $1,258,030 for the three months ended December 31, 2007 compared to $715,438 for the corresponding period in 2006. Cash burn was $4,234,811 for the nine months ended December 31, 2007 compared to $2,133,368 for the corresponding period in 2006. The increase in cash burn was as planned reflecting the commercialization costs of the vCJD blood screening assay, the advancement of the Alzheimer's blood test, the completion of pilot ALS animal studies and the costs of larger preclinical ALS animal studies now initiated using multiple treatments, and the initiation of therapeutic research on Alzheimer's disease by targeting the SOD1 misfolded protein.

For the nine months ended December 31, 2007, Amorfix received gross proceeds of $638,908 through the issuance of common shares on the exercise of warrants and options. During the second quarter, the Company completed the first research milestone under its agreement with Biogen Idec. On achievement of this milestone, Biogen Idec subscribed for 91,445 common shares of Amorfix for gross proceeds of Cdn. $160,944 (US$150,000).

As at December 31, 2007 Amorfix had working capital of $9,995,463 compared to $13,835,243 as at March 31, 2007.

As at December 31, 2007 the Company had 41,628,380 common shares outstanding.

Subsequent to quarter end, Amorfix granted 1,020,125 stock options to management, directors, employees and consultants at an exercise price of $0.93.

Additional information about the Company, including the MD&A and financial results may be found on SEDAR at www.sedar.com.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection™ (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

\- 30 -

For more information, please contact:

Dr. George Adams President & Chief Executive Officer Amorfix Life Sciences Ltd. Tel: (416) 847-6959 Fax: (416) 847-6899 george.adams@amorfix.com	James Parsons Chief Financial Officer Amorfix Life Sciences Ltd. Tel: (416) 847-6929 Fax: (416) 847-6899 james.parsons@amorfix.com

Financial results included below :

Amorfix Life Sciences Ltd.

(a development stage company)

Balance Sheets

	December 31, 2007 $ (unaudited)	March 31, 2007 $
Assets		
Current assets		
Cash and cash equivalents	2,323,282	1,660,594
Marketable securities	7,886,711	12,192,600
Amounts receivable	111,711	229,692
Tax credits receivable	350,082	283,527
Prepaid expenses and deposits	201,773	132,312
Total current assets	10,873,559	14,498,725
Property and equipment, net	341,656	204,732
Technology rights, net	12,714	30,873
	11,227,929	14,734,330
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	878,096	663,482
Total current liabilities	878,096	663,482
Shareholders' Equity		
Common shares	19,142,728	18,028,305
Warrants and options	2,663,101	2,404,259
Contributed surplus	162,927	4,056
Accumulated other comprehensive loss	(33,609)	-
Deficit	(11,585,314)	(6,365,772)
	10,349,833	14,070,848
	11,227,929	14,734,330

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Operations and Comprehensive Loss

(Unaudited)

	Three Months Ended December 31		Nine Months Ended December 31		Period from January 23, 2004 (inception) to December 31
	2007 $	2006 $	2007 $	2006 $	2007 $
Revenues					
Interest earned	111,820	66,140	371,742	170,999	661,950
Expenses					
Research and development	1,358,132	698,711	4,559,654	1,977,976	9,134,522
General and administrative	190,064	218,852	975,762	564,283	2,457,059
Amortization of property and equipment	28,168	11,604	72,709	31,908	132,391
Amortization of technology rights	12,720	351	33,159	1,053	43,599
	1,589,084	929,518	5,641,284	2,575,220	11,767,571
Loss before the undernoted	(1,477,264)	(863,378)	(5,269,542)	(2,404,221)	(11,105,621)
Costs related to reverse takeover	-	-	-	-	479,693
Loss for the period	(1,477,264)	(863,378)	(5,269,542)	(2,404,221)	(11,585,314)
Other Comprehensive Income					
Unrealized gain on available-for-sale marketable securities	26,470	-	16,391	-	16,391
Comprehensive loss for the period	(1,450,794)	(863,378)	(5,253,151)	(2,404,221)	(11,568,923)
Basic and diluted loss per common share	(0.04)	(0.03)	(0.13)	(0.08)	
Weighted average number of common shares outstanding	41,508,217	32,381,509	41,183,744	30,822,956	

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Cash Flows

(Unaudited)

	Three Months Ended December 31, 2007 $	Three Months Ended December 31, 2006 $	Nine Months Ended December 31, 2007 $	Nine Months Ended December 31, 2006 $	Period from January 23, 2004 (inception) to December 31, 2007 $
Cash provided by (used in)					
Operating activities					
Loss for the period	(1,477,264)	(863,378)	(5,269,542)	(2,404,221)	(11,585,314)
Amortization of property and equipment	28,168	11,604	72,709	31,908	132,391
Amortization of technology rights	12,720	351	33,159	1,053	43,599
Stock-based compensation	126,706	93,023	732,284	345,895	1,743,839
Non-cash interest expense	-	-	-	-	2,673
Non-cash costs related to reverse takeover	-	-	-	-	232,442
Changes in non-cash working capital	51,640	42,962	196,579	(108,003)	124,068
	(1,258,030)	(715,438)	(4,234,811)	(2,133,368)	(9,306,302)
Investing activities					
Purchase of marketable securities	(247,638)	(25,243)	(247,638)	(4,463,711)	(20,312,708)
Maturity or sale of marketable securities	498,509	992,103	4,569,918	6,130,311	12,392,388
Purchase of property and equipment	(64,478)	(24,643)	(209,633)	(130,604)	(474,047)
Purchase of technology rights	-	-	(15,000)	(7,000)	(56,313)
	186,392	942,217	4,097,647	1,528,996	(8,450,680)
Financing activities					
Issuance of common shares, net of cash issue costs	-	-	160,944	422,213	4,383,129
Issuance of common share units, net of cash issue costs	-	-	-	50,000	11,973,069
Issuance of common shares on exercise of warrants	-	955,224	523,408	2,081,524	2,935,920
Issuance of common shares on exercise of options	97,500	7,560	115,500	253,448	521,368
Cash acquired on reverse takeover	-	-	-	-	141,778
Issuance of promissory note	-	-	-	-	125,000
	97,500	962,784	799,852	2,807,185	20,080,264
Net increase (decrease) in cash	(974,138)	1,189,563	662,688	2,202,813	2,323,282
Cash - Beginning of period	3,297,420	1,127,044	1,660,594	113,794	-
Cash - End of period	2,323,282	2,316,607	2,323,282	2,316,607	2,323,282

Amorfix Life Sciences Ltd

NEWS RELEASE
FOR IMMEDIATE RELEASE

TSX: AMF

UK GOVERNMENT CLARIFIES PROCESS TO VERIFY A BLOOD TEST FOR vCJD AND RELEASES AMORFIX BLINDED PANEL RESULTS

TORONTO, ON, February 1, 2008 – Amorfix Life Sciences announced today that the Expert Advisory Group of the British National Institute for Biological Standards and Controls (NIBSC) has now established the process to verify the performance of an acceptable blood test for vCJD. Based on the performance of its EP-vCJD™ assay, Amorfix received and accepted an invitation from the British government to further qualify the assay using British blood samples. The NIBSC will provide blood samples from scrapie-infected sheep, normal human controls and patients with vCJD.

"It is an honour to be selected to access these precious vCJD patient samples and move closer to securing the blood supply," said Dr. Neil Cashman, Chief Scientific Officer for Amorfix. "Amorfix is ready to test these samples."

In addition, Amorfix received its EP-vCJD™ assay results from testing a blinded panel of spiked human blood samples. These samples had been provided by NIBSC as part of an ongoing tender process to supply testing kits for a study of the prevalence of markers of vCJD in UK blood donors. Dr. Cashman, will present these results at the 12th Annual Transmissible Spongiform Encephalopathies conference in Baltimore, Maryland on February 11th.

"With the positive results from the spiked human blood panel, Amorfix has successfully completed the second step in the ongoing tender process to test for the prevalence of vCJD in UK blood donors," said Dr. George Adams, Chief Executive Officer of Amorfix. "We have manufactured the necessary kits to test 60,000 blood samples for prevalence testing."

Recent evidence has suggested that people may be infected for decades before showing signs of vCJD. The number of people who contracted the disease by consuming BSE-positive products is unknown. To date, four people have been officially reported to have been infected through blood transfusion from donors who years later developed symptoms and died from vCJD. Thousands of people who received vCJD-positive plasma fractions are currently being monitored to determine how many have been infected. Blood transfusion services in low-risk countries refuse to take blood from people who have lived in high-risk countries where BSE-positive cattle were prevalent, to prevent the spread of the disease. A screening test for vCJD is needed urgently to prevent the spread of vCJD through the blood transfusion services worldwide.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection™ (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

- 30 -

For more information, please contact:

Dr. George Adams	James Parsons
President & Chief Executive Officer	Chief Financial Officer
Amorfix Life Sciences Ltd.	Amorfix Life Sciences Ltd.
Tel: (416) 847-6959	Tel: (416) 847-6929
Fax: (416) 847-6899	Fax: (416) 847-6899
george.adams@amorfix.com	james.parsons@amorfix.com

Amorfix Life Sciences Ltd

WORLD ECONOMIC FORUM

Technology Pioneer 2007

NEWS RELEASE
FOR IMMEDIATE RELEASE

TSX: AMF

AMORFIX LIFE SCIENCES APPOINTS AZIZ MEKOUAR AS A MEMBER OF BOARD OF DIRECTORS

TORONTO, ON, January 4, 2008 – Amorfix Life Sciences is pleased to announce the appointment of Aziz Mekouar to the company's Board of Directors. "We are delighted to welcome Mr. Mekouar to our Board," said Graham Strachan, Chair of the Board of Amorfix. "His substantial business experience and leadership in global affairs and with the United Nations will be an important asset as Amorfix continues to pursue its strategic objective of becoming a world leader in the treatment and diagnosis of misfolded-protein and prion diseases."

Mr. Mekouar is currently the Ambassador of Morocco to the United States and participated in the negotiation of the Morocco/United States free trade agreement and the Millennium Challenge Account wherein the United States granted US$697 million for Moroccan development projects. He has previously served as the Ambassador of Morocco to several European countries and other countries throughout the world. He has also served as Chairman of the Council and member of the United Nations Food and Agriculture Organization, which exercises functions dealing with world food and agriculture and related matters including their impact on human health.

Mr. Mekouar obtained his business degree from l'Ecole des Hautes Commerciales of Paris and frequently lectures on the economy and politics in universities and international conferences.

About Amorfix
Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting brain-wasting diseases including ALS, Alzheimer's Disease, Parkinson's Disease and variant Creutzfeldt-Jakob Disease (vCJD). Amorfix's proprietary Epitope Protection™ (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a sample of normal protein. Aggregated misfolded proteins are a common element of many brain wasting diseases and the ability to identify AMPs and understand their structure and mechanism of folding are the first steps to developing new treatments for these devastating diseases. Amorfix's lead programs are a diagnostic blood screening test for vCJD and a therapy for ALS.

This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this

press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

- 30 -

For more information, please contact:

Dr. George Adams President & Chief Executive Officer Amorfix Life Sciences Ltd. Tel: (416) 847-6959 Fax: (416) 847-6899 george.adams@amorfix.com	James Parsons Chief Financial Officer Amorfix Life Sciences Ltd. Tel: (416) 847-6929 Fax: (416) 847-6899 james.parsons@amorfix.com

END